UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A (Amendment No. 1)	SEC FILE NUMBER 333-134875

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10D ☐Form N-SAR
☐Form N-CSR
	For Period Ended:	January 31, 2009
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note

This Amendment No. 1 amends the Registrant’s Form 12b−25 which was filed with the Securities and Exchange Commission on May 4, 2009.

PART I — REGISTRANT INFORMATION

RathGibson, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

475 Half Day Road, Suite 210
Address of Principal Executive Office (Street and Number)

Lincolnshire, Illinois 60069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RathGibson, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the “2009 Form 10-K”) by May 1, 2009 without unreasonable effort and expense because it has not yet completed the preparation of its consolidated financial statements for the fiscal year ended January 31, 2009, as discussed more fully below.

The Company has entered into an amendment with its lender under the Revolving Credit Facility regarding a breach of a solvency requirement (as defined in the Revolving Credit Facility) of its Revolving Credit Facility regarding RGCH Holdings Corp. (“RGCH Corp,” which is the Company’s direct parent) at January 31, 2009.  The amendment waives the solvency requirements for RGCH Corp. for all periods prior to May 4, 2009 and amends the Revolving Credit Facility to exclude RGCH Corp. from future solvency requirements.  Such amendment will be provided by a Current Report on Form 8-K, to be filed within the prescribed time period required for such report.  No amendment was sought with respect to the solvency requirement of the Company.

Prior to the execution of the Revolving Credit Facility amendment, the Company provided the lender with the solvency certification and the underlying calculation.  Because the specific calculation is not identified in a formulaic manner, there are a number of ways to calculate enterprise value and all of them may not yield a positive solvency.  The Company believes the calculation is proper, however, there can be no assurance of lender concurrence.  Additionally, due to cross-default provisions in the Company’s other debt agreements, a default under one of its debt agreements could be cause for the acceleration of outstanding indebtedness under other of the Company’s debt agreements.  If the Company is unable to obtain positive assurance from the lender, the Company may reclassify all of its indebtedness as short-term.  In the absence of further information in support of the Company’s ability to continue as a going concern, the Company anticipates that the report of its independent registered public accounting firm, KPMG LLP, on the Company’s consolidated financial statements for the fiscal year ended January 31, 2009 will contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern.  Because of the Company’s time devoted to these discussions and the uncertainty and range of potential outcomes of these and other discussions, the Company is unable to complete the financial statements and other disclosures required to be included in its 2009 Form 10-K within the prescribed time period without unreasonable effort and expense.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “project,” “plan,” “potential,” “predict,” “should,” “would,” or the negative thereof or other variations thereon or comparable terminology.

The Company has based these forward-looking statements on current expectations, assumptions, estimates and projections.  While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control.  These and other important factors may cause actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Some of the key factors that could cause actual results, performance or achievements to differ from the Company’s expectations include:

▪

the Company’s substantial indebtedness and the significant operating and financial restrictions imposed on the Company by these debt agreements;

▪

liquidity and capital resources;

▪

ability to execute the Company’s business strategies;

▪

general economic and business conditions, including the continuing effects of the current global economic downturn;

▪

competitive pressures and trends in the industry;

▪

fluctuations in the price and/or supply of steel and other raw materials;

▪

changes in the financial stability of major customers or in demand for the Company’s products and services;

▪

loss of key suppliers or interruption of production at these suppliers;

▪

ability to continue to comply with government regulations;

▪

legal proceedings and regulatory matters, including the adoption of or changes in legislation or regulations adversely affecting the Company’s businesses;

▪

technological changes; and

▪

ability to identify acquisition opportunities and effectively and cost efficiently integrate acquisitions that the Company consummates.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.  The forward-looking statements included in this Form 12b-25 are made only as of the date hereof.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

(Attach Extra Sheets if Needed).

PART IV — OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification
Jon M. Smith	847	276-2100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was

required to file such report(s) been filed ? If answer is no, identify report(s).		Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s statements of operations will reflect a significantly higher net loss for the fiscal year ended January 31, 2009, as compared to the total for the period February 1, 2007 through June 15, 2007 and the period June 16, 2007 through January 31, 2008.  The Company had a net loss of approximately $7.4 million in total for the period February 1, 2007 through June 15, 2007 and the period June 16, 2007 through January 31, 2008.  The higher net loss for the fiscal year ended January 31, 2009 was primarily due to a decrease in net sales due to weaker global economic conditions, particularly in industrial manufacturing, resulting in continued weakened demand and pricing for stainless steel and the Company’s products.  Net loss for the fiscal year ended January 31, 2009 will also include an approximate charge of $228.4 million to reflect the impairments of goodwill and tradenames.

.

RathGibson, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 5, 2009	By	/s/ Jon M. Smith
Name: Jon M. Smith Title: Chief Financial Officer

Instruction:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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